Exhibit 99.2

POSTMEDIA NETWORK CANADA CORP.

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on January 13, 2016

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.      The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Toronto Time, on January 11, 2016.

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Appointment of Proxyholder

I/We, being holder(s) of POSTMEDIA NETWORK CANADA CORP. hereby appoint: Rod Phillips, Chair of the Board of Postmedia Network Canada Corp., or failing this person, Paul Godfrey, President & Chief Executive Officer of Postmedia Network Canada Corp.,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of POSTMEDIA NETWORK CANADA CORP. to be held at Postmedia Place, 365 Bloor Street East, 11th Floor, Toronto, Ontario M4W 3L4, on January 13, 2016 at 2:00 pm and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Charlotte BURKE	☐	☐	02. Stephanie COYLES	☐	☐	03. Paul GODFREY	☐	☐

04. Wendy HENKELMAN	☐	☐	05. Mitch JOEL	☐	☐	06. Ted LODGE	☐	☐	Fold

07. Martin NISENHOLTZ	☐	☐	08. Rod PHILLIPS	☐	☐	09. Graham SAVAGE	☐	☐

10. Peter SHARPE	☐	☐	11. Robert STEACY	☐	☐

							For	Withhold

2. Appointment of Auditors

The appointment of PricewaterhouseCoopers LLP as the auditor of the Company for the ensuing year and the authorization to the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.							☐	☐

	For	Against

3. Approval of Proposed Amendment to the Option Plan

The approval of certain amendments to the Option Plan, as described in the Management Information Circular in the section entitled “Matters to be Acted Upon at the Meeting – Proposed Amendments to the Option Plan”, that would increase the maximum number of Shares which could be issued under the Option Plan.	☐	☐

	For	Against

4. Approval of Proposed Amendment to the RSU Plan

The approval of certain amendments to the RSU Plan, as described in the Management Information Circular in the section entitled “Matters to be Acted Upon at the Meeting – Proposed Amendments to the RSU Plan”, that would increase the maximum number of RSUs which could be issued under the RSU Plan.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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